FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For May 21, 2020

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 4250708

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Index

1.	Cellcom Israel Announces First Quarter 2020 Results

2.	Cellcom Israel Ltd. and Subsidiaries - Condensed Consolidated Interim Financial Statements As at March 31, 2020 (Unaudited)

CELLCOM ISRAEL ANNOUNCES
FIRST QUARTER 2020 RESULTS
------------------------
Cellcom Israel concludes the first quarter of 2020 with a loss of NIS 43 million.
The Adjusted EBITDA1 increased by approximately 8.9% compared to the corresponding quarter in 2019, to NIS 244 million.
Free cash flow totaled NIS 57 million compared to NIS 46 million in the first quarter last year.
----

First Quarter 2020 Highlights (compared to first quarter of 2019):

◾	Total Revenues totaled NIS 892 million ($250 million) compared to NIS 928 million ($260 million) in the first quarter last year, a decrease of 3.9%

◾	Service revenues totaled NIS 682 million ($191 million) compared to NIS 678 million ($190 million) in the first quarter last year, an increase of .06%

◾	Operating income totaled NIS 18 million ($5 million) compared to NIS 9 million ($3 million) in the first quarter last year, an increase of 100%

◾	Loss totaled NIS 43 million ($12 million) compared to NIS 16 million ($4 million) in the first quarter last year, an increase of 169%

◾	Adjusted EBITDA[1] totaled NIS 244 million ($68 million) compared to NIS 224 million ($63 million) in the first quarter last year, an increase of 8.9%

◾	Net cash flow from operating activities totaled NIS 240 million ($67 million) compared to NIS 303 million ($85 million) in the first quarter last year, a decrease of 20.8%

◾	Free cash flow[1] totaled NIS 57 million ($16 million) compared to NIS 46 million ($13 million) in the first quarter last year, an increase of 23.9%

1 Please see "Use of Non-IFRS financial measures" section in this press release.
2 As of January 1, 2019 the Company is applying International Financial Reporting Standard IFRS 16, Leases. The effects of applying the standard in the first quarter of 2020 and the first quarter of 2019 amounted to an increase of NIS 66 million and NIS 63 million in Adjusted EBITDA respectively, an increase of NIS 75 million and NIS 74 million in Cash flows from operating activities respectively.

Avi Gabbay, the Company's Chief Executive Officer, referred to the results of the first quarter of 2020:

"In the first quarter we surpassed the crisis in our relations with the employees' representatives, which enabled us to take steps to improve our service to our customers and operational excellence and to take quick steps to mitigate some of the adverse effects of the Corona virus crisis.

In addition, we have signed a binding memorandum of understanding for the acquisition of Golan Telecom and we are acting vigorously to obtain the required regulatory approvals.

I believe that the proactive steps we are taking will enable the Company to cope with the Corona crisis and enter 2021 as a better and more focused company."

Shlomi Fruhling, the Company's Chief Financial Officer, said:

"The first quarter of 2020 has been characterized by continued competition in the mobile sector while the fixed line sector continued to grow. Quarterly results were partially affected by the Corona pandemic. We expect a greater impact to be seen in the second quarter, and we expect the crisis to continue to adversely affect the Company's results through this year.

The crisis adversely affected revenues from roaming services of customers travelling overseas as well as roaming services of tourists traveling to Israel. In addition, there was a decrease in the contribution of equipment sales as a result of the closing of service centers and points-of-sale during March. The Company's management has taken steps to reduce operating expenses during this period in order mitigate the impact of the decline in revenue.

The Company's adjusted EBITDA totaled NIS 244 million in the first quarter of 2020, up 9%. The adjusted EBITDA was positively impacted by NIS 28 million following a retrospective update of Bezeq's wholesale market tariffs by the Israeli Ministry of Communications, and this was partially offset by the negative impact of the Corona virus crisis.

Net financing expenses in the first quarter of 2020 totaled NIS 64 million. The increase in these expenses compared with the corresponding quarter last year was mainly due to losses in the Company's investment portfolio, which totaled NIS 37 million, as a result of market declines during the quarter. During April, some of these losses were offset due to the increases in securities prices in the capital markets.

Free cash flow for the first quarter of 2020 amounted to NIS 57 million, compared with NIS 46 million in the corresponding quarter last year. The increase in free cash flow was mainly due to a decrease in investments in fixed assets.”

Netanya, Israel – May 21, 2020 – Cellcom Israel Ltd. (NYSE: CEL; TASE: CEL) ("Cellcom Israel" or the "Company" or the "Group") announced today its financial results for the first quarter of 2020.

The Company reported that revenues for the first quarter of 2020 totaled NIS 892 million ($250 million); Adjusted EBITDA for the first quarter of 2020 totaled NIS 244 million ($68 million), or 27.4% of total revenues; loss for the first quarter of 2020 totaled NIS 43 million ($12 million). Basic loss per share for the first quarter of 2020 totaled NIS 0.29 ($0.08).

Main Consolidated Financial Results:

	Q1/2020	Q1/2019	Change%	Q1/2020	Q1/2019
	NIS million			US$ million (convenience translation)
Total revenues	892	928	(3.9)%	250	260
Operating Income	18	9	100%	5	3
Loss	(43)	(16)	(168.8)%	(12)	(4)
Free cash flow	57	46	23.9%	16	13
Adjusted EBITDA	244	224	8.9%	68	63
Adjusted EBITDA, as percent of total revenues	27.4%	24.1%	13.7%

Main Financial Data by Operating Segments:

	Cellular (*)			Fixed-line (**)			Consolidation adjustments (***)		Consolidated results
NIS million	Q1'20	Q1'19	Change %	Q1'20	Q1'19	Change %	Q1'20	Q1'19	Q1'20	Q1'19	Change %
Total revenues	552	562	(1.8)%	381	409	(6.8)%	(41)	(43)	892	928	(3.9)%
Service revenues	396	404	(2.0)%	327	317	3.2%	(41)	(43)	682	678	0.6%
Equipment revenues	156	158	(1.3)%	54	92	(41.3)%	-	-	210	250	(16.0)%
Adjusted EBITDA	131	146	(10.3)%	113	78	44.9%	-	-	244	224	8.9%
Adjusted EBITDA, as percent of total revenues	23.7%	26.0%	(8.8)%	29.7%	19.1%	55.5%			27.4%	24.1%	13.7%

(*)	The segment includes the cellular communications services, end user cellular equipment and supplemental services.

(**)
The segment includes landline telephony services, internet infrastructure and connectivity services, television services,   transmission services, end user fixed-line equipment and supplemental services.

(***)	Include cancellation of inter-segment revenues between "Cellular" and "Fixed-line" segments.

Financial Review (first quarter of 2020 compared to first quarter of 2019):

Revenues for the first quarter of 2020 decreased 3.9% totaling NIS 892 million ($250 million), compared to NIS 928 million ($260 million) in the first quarter last year. The decrease in revenues is attributed to a 16.0% decrease in equipment revenues, which was partially offset by a 0.6% increase in service revenues.

Service revenues in the first quarter of 2020 totaled NIS 682 million ($191 million), a 0.6% increase compared to NIS 678 million ($190 million) in the first quarter last year.

Service revenues in the cellular segment totaled NIS 396 million ($111 million) in the first quarter of 2020, a 2.0% decrease compared to NIS 404 million ($113 million) in the first quarter last year. This decrease resulted mainly from decrease of the Company's roaming services activities as a result of the Corona virus crisis and the ongoing erosion in the cellular prices as a result of the intense competition.

Service revenues in the fixed-line segment totaled NIS 327 million ($92 million) in the first quarter of 2020, a 3.2% increase compared to NIS 317 million ($89 million) in the first quarter last year. This increase resulted mainly from an increase in revenues from internet and TV services.

Equipment revenues totaled NIS 210 million ($59 million) in the first quarter of 2020, a 16.0% decrease compared to NIS 250 million ($70 million) in the first quarter last year. The decrease resulted mainly from a decrease in the amount of end user equipment sold in the fixed-line segment.

Cost of revenues totaled NIS 644 million ($181 million) in the first quarter of 2020, a 7.3% decrease compared to NIS 695 million ($195 million) in the first quarter last year. The decrease in cost of revenues resulted mainly from decrease in the costs related to the internet services in the fixed line segment as a result of retrospective update of Bezeq's wholesale market tariffs by the MOC which resulted in one time expenses in amount of NIS 28 million, and from a decrease in end user equipment sold in the fixed-line segment.

Gross profit for the first quarter of 2020 totaled NIS 248 million ($70 million), a 6.4% increase compared to NIS 233 million ($65 million) in the first quarter of 2019. Gross profit margin for the first quarter of 2020 amounted to 27.8%, up from 25.1% in the first quarter of 2019.

Selling, Marketing, General and Administrative Expenses and Credit losses ("SG&A Expenses") for the first quarter of 2020 increased 2.6% to NIS 235 million ($66 million), compared to NIS 229 million ($64 million) in the first quarter of 2019. This increase is primarily a result of an increase in doubtful accounts expenses.

Operating income for the first quarter of 2020 increased 100.0% to NIS 18 million ($5 million) from NIS 9 million ($3 million) in the first quarter of 2019.

Adjusted EBITDA for the first quarter of 2020 increased 8.9% to NIS 244 million ($68 million), compared to NIS 224 million ($63 million) in the first quarter of 2019. Adjusted EBITDA as a percent of revenues for the first quarter of 2020 totaled 27.4%, up from 24.1% in the first quarter of 2019. The increase in Adjusted EBITDA is attributed to a 44.9% increase in the fixed-line segment Adjusted EBITDA, which was partially offset by 10.3% a decrease in the cellular segment Adjusted EBITDA.

Cellular segment Adjusted EBITDA for the first quarter of 2020 totaled NIS 131 million ($37 million), compared to NIS 146 million ($41 million) in the first quarter last year, a decrease of 10.3%, which resulted mainly from a decrease in roaming services activities and a decrease in the contribution of end-user equipment sales following the closure of the frontal selling points and the reduction of their costs as a result of the Corona virus pandemic.

Fixed-line segment Adjusted EBITDA for the first quarter of 2020 totaled NIS 113 million ($32 million), compared to NIS 78 million ($22 million) in the first quarter last year, a 44.9% increase, which resulted mainly from a decrease in the costs related to the internet services in the fixed line segment as a result of retrospective update of wholesale services tariffs by the MOC which resulted in one time expenses in amount of NIS 28 million, as well as from transfer of subscribers from wholesale infrastructure to fiber infrastructure.

Financing expenses, net for the first quarter of 2020 increased by 137.0% and totaled NIS 64 million ($17 million), compared to NIS 27 million ($8 million) in the first quarter of 2019. The increase resulted mainly from losses in the Company's tradable investment portfolio due to the losses in the securities market in the first quarter of 2020 due to the Corona virus pandemic, compared to a profit in the Company's tradable investment portfolio due to a rise in the securities market in the first quarter of 2019.

Loss for the first quarter of 2020 totaled NIS 43 million ($12 million), compared to NIS 16 million ($4 million) in the first quarter of 2019.

Basic loss per share for the first quarter of 2020 totaled NIS 0.29 ($0.08), compared to basic earnings per share of NIS 0.14 ($0.04) in the first quarter last year.

Operating Review

Main Performance Indicators - Cellular segment:

	Q1/2020	Q1/2019	Change (%)
Cellular subscribers at the end of period (in thousands)	2,747	2,853	(3.7)%
Churn Rate for cellular subscribers (in %)	8.8%	11.0%	(20.0)%
Monthly cellular ARPU (in NIS)	48.1	47.2	1.9%

Cellular subscriber base - at the end of the first quarter of 2020 the Company had approximately 2.747 million cellular subscribers. During the first quarter of 2020 the Company's cellular subscriber base increased by approximately 3 thousand net cellular subscribers.

Cellular Churn Rate for the first quarter of 2020 totaled to 8.8%, compared to 11.0% in the first quarter last year. As of the first quarter of 2020, the churn rate includes only the negative net churn of M2M subscribers, in order to eliminate changes that do not change the amount of lines held by the customers.

The monthly cellular Average Revenue per User ("ARPU") for the first quarter of 2020 totaled NIS 48.1 ($13.5), compared to NIS 47.2 ($13.2) in the first quarter last year. The increase in ARPU resulted mainly from erasing subscribers from the Company's cellular subscriber base at the end of the first quarter of 2019.

Main Performance Indicators - Fixed-line segment:

	Q1/2020	Q1/2019	Change (%)
Internet infrastructure field - subscribers (households) at the end of period (in thousands)	279	278	0.4%
TV field - subscribers at the end of period (in thousands)	246	227	8.4%

In the first quarter of 2020, the Company's subscriber base in the internet infrastructure field increased by approximately one thousand net households, and the Company's subscriber base in the TV field decreased by approximately 12 thousand net subscribers. The decrease in the TV field subscribers results from changing the counting method. As of the beginning of the first quarter of 2020, the Company changed the counting method in the way that subscribers with Cellcom tv light application will be counted only when they activate the service. The Company applied the change retroactively, and as a result, the company erased approximately 14 thousands subscribers from its active customer base.

Financing and Investment Review

Cash Flow

Free cash flow for the first quarter of 2020, totaled NIS 57 million ($16 million), compared to NIS 46 million ($13 million) in the first quarter of 2019, a 23.9% increase. The increase in free cash flow, resulted mainly from decrease in payments to end user equipment suppliers and investments in fixed assets.

Total Equity

Total Equity as of March 31, 2020 amounted to NIS 1,867 million ($524 million) primarily consisting of undistributed accumulated retained earnings of the Company.

Cash Capital Expenditures in Fixed Assets and Intangible Assets and others

During the first quarter of 2020, the Company invested NIS 118 million ($33 million) in fixed assets and intangible assets and others (including, among others, investments in the Company's communications networks, information systems, software and TV set-top boxes and capitalization of part of the customer acquisition costs as a result of IFRS 15), compared to NIS 184 million ($52 million) in the first quarter 2019.

Dividend

On May 20, 2020, the Company's Board of Directors decided not to declare a cash dividend for the first quarter of 2020. In making its decision, the board of directors considered the Company's dividend policy and business status and decided not to distribute a cash dividend at this time, given the intensified competition and its adverse effect on the Company's results of operations, and in order to strengthen the Company's balance sheet. The board of directors will re-evaluate its decision in future quarters. No future dividend declaration is guaranteed and is subject to the Company's board of directors’ sole discretion, as detailed in the Company's annual report for the year ended December 31, 2019 on Form 20-F dated March 23, 2020, or the 2019 Annual Report, under “Item 8 - Financial Information – A. Consolidated Statements and Other Financial Information - Dividend Policy”.

Debentures, Material Loans and Financial Liabilities

For information regarding the Company's outstanding debentures as of March 31, 2020, see "Disclosure for Debenture Holders" section in this press release.

Other developments during the First quarter of 2020 and subsequent to the end of the reporting period

Update On The Corona Virus And Implications

As previously announced, the Company's results for the first quarter of 2020 reflect the negative effects of the Corona virus pandemic on the Company's roaming services and end-user equipment sales as well as on the Company's investment portfolio which recorded a loss of NIS 37 million (which was partly off-set in April 2020). The Company's FCF as of March 31, 2020 was not affected by the Corona virus.

As previously announced, the Company expects its roaming services to continue to be materially adversely affected by the Corona virus pandemic through 2020, as well as its end-user equipment during the second quarter of 2020 and thereafter, to the extent and for as long as the Corona virus limitations are maintained and affecting such sales, as well as lingering effects on the economy.

For additional details see the Company's 2019 Annual Report under Item 3. Risk Factors – The Corona Virus may adversely affect our results of operations" and "Item 5. Operating and Financial Review and Prospects – A. Operating Results - Overview – General".

Changes to the Board of Directors and Management

In March 2020, following Mr. Ami Erel's resignation from office as a chairman of the Board of Directors, the Company's board of directors appointed Mr. Doron Cohen as a director and Chairman of the Board of Directors of the Company, until the Company's next general shareholders meeting.

Mr. Cohen has served as the Company's chairman and as CEO of DIC and as a director of Elron Electronic Industries Ltd. since March 2020, as a director of Shufersal Ltd. and Epsilon Investment House Ltd. since April 2020, as chairman of the board and founding partner at Credito since 2015, as an external director of Lachish Industries since 2014 and as the president of the Israeli Institute of Internal Auditors (IIA) since 2013 and until May 2020. In addition, Mr. Cohen serves as a member of the committees of nominations and service of the Civil Service Commission and a Chairman of the board of ORT Braude College of Engineering. From 2015 to 2019, Mr. Cohen served as chairman of the board and CEO of IBC, from 2011 to 2013 as Director General of the Israeli Ministry of Finance and from 2009 to 2012 as the Director General of the Israeli Governmental Companies Authority. Mr. Cohen is a Certified Public Accountant and holds a B.A. in economics and accounting from the Tel-Aviv University and an M.A. in law, from the Bar-Ilan University

In April 2020, Mr. Eran Saar resigned his office as director of the Company, following termination of his office as CEO of the Company's indirect controlling shareholder.

In May 2020, the Company's board of directors appointed Mr. Aron Kaufman as a director of the Company, until the Company's next general shareholders meeting. Mr. Kaufman nominated Mr. Saul Zang as his alternate director.

Mr. Aaron Kaufman has served as CEO of IDB Development Corporation Ltd., or IDBD, Chairman of Modi'in Energy LP (and director since 2019), director of Mehadrin Ltd., IDB Tourism (2009) Ltd. and Israir Tourism and Aviation Ltd. since 2020, member of the committee of IDB fund for the Community since 2019, Director of private companies of IDBD group since 2017, VP Legal Counsel of Discount Investment Corporation Ltd., or DIC,  director of IDB Group Investments USA Inc. and director of private Companies of DIC group since 2016. From 2015 to 2020 he also served as VP Legal Counsel of IDBD. From 2005 to 2015 Mr. Kaufman was a partner in the law firm of Epstein, Homsky, Asnat and Co. Mr. Kaufman holds an LL.B from the Tel-Aviv University.

Mr. Saul Zang has served as First Vice-Chairman of the Board of IRSA Inversiones y Representaciones S.A. , first Vice-Chairman of the Board of IRSA Propiedades Comerciales S.A. , first Vice-Chairman of the Board of Cresud S.A.C.I.F y A , second vice-Chairman of Consultores Assets Management SA, Vice Chairman of Consultores Venture Capital Uruguay S.A., Vice-Chairman of Ritelco SA, Vice Chairman of Tyrus SA, Vice Chairman of Inversiones Financieras Del Sur SA, Vice Chairman of Elron Electronic Industries Ltd., director of BrasilAgro Companhia de Propriedades Agrícolas,  IFIS Limited, Banco Hipotecario S.A., Dolphin Fund Ltd., Dolphin IL Investment Ltd., Consultores Venture Capital Ltd, Dolphin Investment (Gibraltar) Ltd., Dolphin Netherlands BV, Austral Gold Ltd., Bacs Banco de Credito Y Securitizacion S.A., IRSA Foundation, Discount Investment Corporation Ltd., IDB Development Corporation Ltd., Property and Building Corporation Ltd., Bayside Land Corporation Ltd, member of the committee of IDB fund for the Community, and director of additional private corporations. Mr. Zang holds an LL.B. from Buenos Aires University.

In May 2020, the Company's board of directors appointed Mr. Samy Bakalash as a director of the Company, until the Company's next general shareholders meeting. Mr. Bakalash was nominated to the board by the Company's employees, as per the February 2020 collective employment agreement.

Mr. Bakalash has served as CEO of Bakalsah consulting and investment, as a chairman of Ayalon financial solutions Ltd., as a director of Kibbutz Ramat Rachel's holding company, the Israeli governmental company for tourism and various private companies, as member of the Oil Board in the Israeli Energy office, public representative in several committees in the Tel-Aviv courts and Ranana municipality and lectures on the capital market and corporate governance in several colleges, since 2010. Prior to that, Mr. Bakalash served as a director in various companies in the finance sector and Chirman of KLA education fund and held various CEO and CFO positions. Mr. Bakalash is a Certified Public Accountant and holds an LL.B and B.A. in accounting from the Tel-Aviv University and a B.A. in business management (finance) and economics, from the Bar-Ilan University.

In May 2020, Mr. Amos Maor, the Company's VP  of Sales and Service and Mr. Shlomi Fruling, the Company's Chief Financial Officer, announced their intention to resign from office in the near term.

For additional details see the Company's annual report on Form 20-F dated March 23, 2020 under "Item 6. Directors, Senior Management and Employees – A. Directors and Senior Management" and "–D. Employees".

Results of Securities Offering In Israel

In May 2020, The Company concluded a public tender for units including its Series L debentures and Series 4 options to purchase its ordinary shares. The Company issued an aggregate of 222,000,000 Series L debentures and 2,220,000 Series 4 Options for an immediate total net consideration of approximately NIS 200 million.

In addition, Standard & Poor’s Maalot reaffirmed an ilA/negative rating for such offering of debentures of up to NIS 222,000,000 principal amount.

For additional details see the Company's current reports on Form 6-K dated May 6, 10, 11 and 12, 2020.

The offering described in this press release does not constitute an offer to sell, or a solicitation of an offer to purchase, any securities. The offering described in this press release was made only in Israel and only to residents of Israel. The securities have not been registered under the U.S. Securities Act of 1933 and will not be offered or sold in the United States.

Extension Of Series 3 Options Exercise Period

In March 2020, the Economic Division of the Tel Aviv District Court granted the Company's motion, and extended the exercise period of the Company’s Series 3 Options until June 30, 2020.

For additional details see the Company's annual report on Form 20-F for the year ended December 31, 2019, filed on March 23, 2020, under "Item 5B. Liquidity and Capital Resources – Issuances of equity securities" and the Company's current reports on Form 6-K dated March 25 and 26, 2020.

Conference Call Details

The Company will be hosting a conference call regarding its results for the first quarter of 2020 on Thursday, May 21, 2020 at 10:00 am ET, 07:00 am PT, 15:00 UK time, 17:00 Israel time. On the call, management will review and discuss the results, and will be available to answer questions. To participate, please either access the live webcast on the Company's website, or call one of the following teleconferencing numbers below. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1 888 668 9141

Israel Dial-in Number: 03 918 0685          International Dial-in Number:  +972 3 918 0685

at: 10:00 am Eastern Time; 07:00 am Pacific Time; 15:00 UK Time; 17:00 Israel Time

To access the live webcast of the conference call, please access the investor relations section of Cellcom Israel's website: www.cellcom.co.il. After the call, a replay of the call will be available under the same investor relations section.

About Cellcom Israel

Cellcom Israel Ltd., established in 1994, is a leading Israeli communications group, providing a wide range of communications services. Cellcom Israel is the largest Israeli cellular provider, providing its approximately 2.747 million cellular subscribers (as at March 31, 2020) with a broad range of services including cellular telephony, roaming services for tourists in Israel and for its subscribers abroad, text and multimedia messaging, advanced cellular content and data services and other value-added services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates an LTE 4 generation network and an HSPA 3.5 Generation network enabling advanced high speed broadband multimedia services, in addition to GSM/GPRS/EDGE networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Cellcom Israel further provides OTT TV services, internet infrastructure  and connectivity services and international calling services, as well as landline telephone services in Israel. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL). For additional information please visit the Company's website http://investors.cellcom.co.il.

Forward-Looking Statements

The following information contains, or may be deemed to contain forward-looking statements (as defined in the U.S. Private Securities Litigation Reform Act of 1995 and the Israeli Securities Law, 1968). In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to risks, uncertainties and assumptions about the Company, may include projections of the Company's future financial results, its anticipated growth strategies and anticipated trends in its business. These statements are only predictions based on the Company's current expectations and projections about future events. There are important factors that could cause the Company's actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Factors that could cause such differences include, but are not limited to: changes to the terms of the Company's license, new legislation or decisions by the regulator affecting the Company's operations, new competition and changes in the competitive environment, the outcome of legal proceedings to which the Company is a party, particularly class action lawsuits, the Company's ability to maintain or obtain permits to construct and operate cell sites, and other risks and uncertainties detailed from time to time in the Company's filings with the U.S. Securities and Exchange Commission, including under the caption “Risk Factors” in its Annual Report for the year ended December 31, 2019.

Although the Company believes the expectations reflected in the forward-looking statements contained herein are reasonable, it cannot guarantee future results, level of activity, performance or achievements. Moreover, neither the Company nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. The Company assumes no duty to update any of these forward-looking statements after the date hereof to conform its prior statements to actual results or revised expectations, except as otherwise required by law.

The Company prepares its financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). Unless noted specifically otherwise, the dollar denominated figures were converted to US$ using a convenience translation based on the New Israeli Shekel (NIS)/US$ exchange rate of NIS 3.565 = US$ 1 as published by the Bank of Israel for March 31, 2020.

Use of non-IFRS financial measures

Adjusted EBITDA is a non-IFRS measure and is defined as income before financing income (expenses), net; other income (expenses), net (excluding expenses related to employee voluntary retirement plans and gain (loss) due to sale of subsidiaries); income tax; depreciation and amortization and share based payments. This is an accepted measure in the communications industry. The Company presents this measure as an additional performance measure as the Company believes that it enables us to compare operating performance between periods and companies, net of any potential differences which may result from differences in capital structure, taxes, age of fixed assets and related depreciation expenses. Adjusted EBITDA should not be considered in isolation, or as a substitute for operating income, any other performance measures, or cash flow data, which were prepared in accordance with Generally Accepted Accounting Principles as measures of profitability or liquidity. Adjusted EBITDA does not take into account debt service requirements, or other commitments, including capital expenditures, and therefore, does not necessarily indicate the amounts that may be available for the Company's use. In addition, Adjusted EBITDA as presented by the Company may not be comparable to similarly titled measures reported by other companies, due to differences in the way these measures are calculated. See the reconciliation of net income to Adjusted EBITDA under "Reconciliation of Non-IFRS Measures" in the press release.

Free cash flow is a non-IFRS measure and is defined as the net cash provided by operating activities (including the effect of exchange rate fluctuations on cash and cash equivalents) excluding a loan to Golan Telecom given by 2017, minus the net cash used in investing activities excluding short-term investment in tradable debentures and deposits and proceeds from sales of such debentures (including interest received in relation to such debentures) and its deposits, and from 2020, with the initial application of IFRS 16, lease payments are also deducted which are presented in financing activity. See "Reconciliation of Non-IFRS Measures" below.

Company Contact Shlomi Fruhling Chief Financial Officer investors@cellcom.co.il Tel: +972 52 998 9735	Investor Relations Contact Ehud Helft GK Investor & Public Relations cellcom@GKIR.com Tel: +1 617 418 3096

Financial Tables Follow

Cellcom Israel Ltd.
 (An Israeli Corporation)

Condensed Consolidated Interim Statements of Financial Position (Unaudited)

			Convenience
			translation
			into US dollar
	March 31,	March 31,	March 31,	December 31,
	2019	2020	2020	2019
	NIS millions		US$ millions	NIS millions

Assets
Cash and cash equivalents	1,031	807	226	1,006
Current investments, including derivatives	410	431	121	473
Trade receivables	1,176	1,109	311	1,142
Current tax assets	10	4	1	3
Other receivables	74	70	20	69
Inventory	85	72	20	66

Total current assets	2,786	2,493	699	2,759

Trade and other receivables	853	747	210	782
Property, plant and equipment, net	1,647	1,391	390	1,432
Intangible assets and others, net	1,305	1,287	361	1,294
Investments in equity accounted investees	-	151	42	150
Right-of-use assets, net and Investment property	771	697	196	745

Total non- current assets	4,576	4,273	1,199	4,403

Total assets	7,362	6,766	1,898	7,162

Liabilities
Current maturities of debentures and of loans from financial institutions	618	323	91	509
Current maturities of lease liabilities	217	213	60	226
Trade payables and accrued expenses	744	625	175	687
Current tax liabilities	-	6	2	6
Provisions	108	96	27	99
Other payables, including derivatives	228	272	76	299

Total current liabilities	1,915	1,535	431	1,826

Long-term loans from financial institutions	400	263	73	300
Debentures	2,692	2,513	705	2,511
Long-term lease liabilities	560	494	139	533
Provisions	20	22	6	22
Other long-term liabilities	5	3	1	4
Liability for employee rights upon retirement, net	14	19	5	19
Deferred tax liabilities	95	50	14	60

Total non- current liabilities	3,786	3,364	943	3,449

Total liabilities	5,701	4,899	1,374	5,275

Equity attributable to owners of the Company
Share capital	1	2	1	2
Share premium	325	643	180	623
Receipts on account of share options	10	21	5	24
Capital reserves	-	2	1	-
Retained earnings	1,323	1,197	336	1,236
Non-controlling interest	2	2	1	2

Total equity	1,661	1,867	524	1,887

Total liabilities and equity	7,362	6,766	1,898	7,162

Cellcom Israel Ltd.
(An Israeli Corporation)

Condensed Consolidated Interim Statements of Income (Unaudited)

				Convenience
				translation
				into US dollar
	Three-month period ended March 31,			Three- month period ended March 31,	Year ended December 31,
	2019		2020	2020	2019
	NIS millions			US$ millions	NIS millions

Revenues	928		892	250	3,708
Cost of revenues	(695)		(644)	(181)	(2,725)

Gross profit	233		248	69	983

Selling and marketing expenses	(158)		(145)	(41)	(610)
General and administrative expenses	(67	) *	(79)	(22)	(300	) *
Credit losses	(4	) *	(11)	(3)	(29	) *
Other income, net	5		5	1	(20)

Operating profit	9		18	4	24

Financing income	18		9	3	49
Financing expenses	(45)		(73)	(20)	(193)
Financing expenses, net	(27)		(64)	(17)	(144)

Share in losses of equity accounted investees	-		(5)	(1)	(10)

Loss before taxes on income	(18)		(51)	(14)	(130)

Tax benefit	2		8	2	23
Loss for the period	(16)		(43)	(12)	(107)
Attributable to:
Owners of the Company	(16)		(43)	(12)	(107)
Non-controlling interests	-		-	-	-
Loss for the period	(16)		(43)	(12)	(107)

Loss per share
Basic loss per share (in NIS)	(0.14)		(0.29)	(0.08)	(0.90)

Diluted loss per share (in NIS)	(0.14)		(0.29)	(0.08)	(0.90)

Weighted-average number of shares used in the calculation of basic loss per share (in shares)	116,196,729		148,058,844	148,058,844	118,376,455

Weighted-average number of shares used in the calculation of diluted loss per share (in shares)	116,196,729		148,058,844	148,058,844	118,376,455

*Reclassified

Cellcom Israel Ltd.
(An Israeli Corporation)

Condensed Consolidated Interim Statements of Cash Flows (Unaudited)

			Convenience
			translation
			into US dollar
	Three-month period ended March 31,		Three- month period ended March 31,	Year ended December 31,

	2019	2020	2020	2019
	NIS millions		US$ millions	NIS millions

Cash flows from operating activities
Loss for the period	(16)	(43)	(12)	(107)
Adjustments for:
Depreciation and amortization	214	220	62	898
Share based payments	-	4	1	8
Gain on sale of property, plant and equipment, intangible assets and others	-	-	-	(8)
Net change in fair value of investment property	-	2	1	6
Tax benefit	(2)	(8)	(2)	(23)
Financing expenses, net	27	64	17	144
Other expenses	-	-	-	3
Share in losses of equity accounted investees	-	5	1	10

Changes in operating assets and liabilities:
Change in inventory	9	(6)	(2)	28
Change in trade receivables (including long-term amounts)	(16)	72	20	80
Change in other receivables (including long-term amounts)	13	(7)	(2)	13
Change in trade payables, accrued expenses and provisions	83	(47)	(13)	(27)
Change in other liabilities (including long-term amounts)	(5)	(2)	-	23
Payments for derivative hedging contracts, net	(1)	(12)	(3)	(10)
Income tax paid	(3)	(2)	(1)	(12)
Income tax received	-	-	-	10
Net cash from operating activities	303	240	67	1,036

Cash flows from investing activities
Acquisition of property, plant, and equipment	(127)	(66)	(19)	(324)
Additions to intangible assets and others	(57)	(52)	(14)	(233)
Acquisition of equity accounted investee	-	-	-	(16)
Change in current investments, net	2	9	3	(49)
Recepits from other derivative contracts, net	1	10	3	9
Proceeds from sale of property, plant and equipment and intangible assets and others	-	-	-	181
Grant of long-term loans to equity accounted investees	-	(3)	(1)	(141)
Interest received	4	1	-	13
Net cash used in investing activities	(177)	(101)	(28)	(560)

Cellcom Israel Ltd.
(An Israeli Corporation)

Condensed Consolidated Interim Statements of Cash Flows (Unaudited) (cont`d)

			Convenience
			translation
			into US dollar
	Three-month period ended March 31,		Three- month period ended March 31,	Year ended December 31,

	2019	2020	2020	2019
	NIS millions		US$ millions	NIS millions

Cash flows from financing activities
Payments for derivative contracts, net	-	(1)	-	(2)
Receipt of long-term loans from financial institutions	150	-	-	150
Payments for long-term loans from financial institutions	-	-	-	(212)
Repayment of debentures	(308)	(223)	(63)	(504)
Repurchase of own debentures	-	-	-	(10)
Interest paid	(70)*	(63)	(18)	(151)
Equity offering	-	-	-	309
Proceeds from exercise of share options	-	17	5	4
Payment of principal of lease liabilities	(69)*	(68)	(19)	(256)

Net cash from (used in) financing activities	(297)	(338)	(95)	(672)

Changes in cash and cash equivalents	(171)	(199)	(56)	(196)

Cash and cash equivalents as at the beginning of the period	1,202	1,006	282	1,202

Cash and cash equivalents as at the end of the period	1,031	807	226	1,006

* Reclassified

Cellcom Israel Ltd.
 (An Israeli Corporation)

Reconciliation for Non-IFRS Measures

Adjusted EBITDA

The following is a reconciliation of net income to Adjusted EBITDA:

	Three-month period ended March 31,			Year ended December 31,
			Convenience translation into US dollar
	2019	2020	2020	2019
	NIS millions		US$ millions	NIS millions
Loss	(16)	(43)	(12)	(107)
Tax benefit	(2)	(8)	(2)	(23)
Financing income	(18)	(9)	(3)	(49)
Financing expenses	45	73	20	193
Other income	1	2	1	10
Depreciation and amortization	214	220	62	898
Share of profit of equity accounted investees	-	5	1	10
Share based payments	-	4	1	8
Adjusted EBITDA	224	244	68	940

Free cash flow

The following table shows the calculation of free cash flow:

	Three-month period ended March 31,			Year ended December 31,
			Convenience translation into US dollar
	2019	2020	2020	2019
	NIS millions		US$ millions	NIS millions
Cash flows from operating activities(*)	229	165	46	756
Cash flows from investing activities	(177)	(101)	(28)	(560)
Purchase (Sale) of tradable debentures and deposits (**)	(6)	(10)	(3)	38
Investment in equity accounted investees	-	3	1	157
Free cash flow	46	57	16	391

(*)	Including the effects of exchange rate fluctuations in cash and cash equivalents and lease payments.
(**)	Net of interest received in relation to tradable debentures.

Cellcom Israel Ltd.
 (An Israeli Corporation)

Key financial and operating indicators

NIS millions unless otherwise stated	Q1-2019	Q2-2019	Q3-2019	Q4-2019	Q1-2020	FY-2019

Cellular service revenues	404	420	439	416	396	1,679
Fixed-line service revenues	317	312	311	318	327	1,258

Cellular equipment revenues	158	162	172	169	156	661
Fixed-line equipment revenues	92	63	47	69	54	271

Consolidation adjustments	(43)	(37)	(41)	(40)	(41)	(161)
Total revenues	928	920	928	932	892	3,708

Cellular adjusted EBITDA	146	163	185	133	131	627
Fixed-line adjusted EBITDA	78	70	86	79	113	313
Total adjusted EBITDA	224	233	271	212	244	940

Operating profit (loss)	9	6	36	(27)	18	24
Financing expenses, net	27	52	31	34	64	144
Loss for the period	(16)	(35)	(2)	(54)	(43)	(107)

Free cash flow	46	55	234	56	57	391

Cellular subscribers at the end of period (in 000's)	2,853	2,745	2,767	2,744	2,747	2,744
Monthly cellular ARPU (in NIS)	47.2	51.9	53.2	50.5	48.1	50.7
Churn rate for cellular subscribers (%)	11.0%	11.3%	11.4%	11.3%	8.8%	48.8%

Cellcom Israel Ltd.

Disclosure for debenture holders as of March 31, 2020

Aggregation of the information regarding the debenture series issued by the Company (1), in million NIS

Series	Original Issuance Date	Principal on the Date of Issuance	As of 31.03.2020					As of 20.05.2020		Interest Rate (fixed)	Principal Repayment Dates		Interest Repayment Dates (3)	Linkage	Trustee Contact Details
			Principal Balance on Trade	Linked Principal Balance	Interest Accumulated in Books	Debenture Balance Value in Books (2)	Market Value	Principal Balance on Trade	Linked Principal Balance		From	To
H (4)(5)(6)**	08/07/14 03/02/15* 11/02/15*	949.624	721.714	682.930	3.373	686.303	701.506	721.714	686.361	1.98%	05.07.18	05.07.24	January-5 and July-5	Linked to CPI	Mishmeret Trust Company Ltd. Rami Sebty. 48 Menachem Begin Rd. Tel Aviv. Tel: 03-6374355.
I (4)(5)(6)**	08/07/14 03/02/15* 11/02/15* 28/03/16*	804.010	643.208	626.892	6.274	633.166	660.510	643.208	627.799	4.14%	05.07.18	05.07.25	January-5 and July-5	Not linked	Mishmeret Trust Company Ltd. Rami Sebty. 48 Menachem Begin Rd. Tel Aviv. Tel: 03-6374355.
J (4)(5)	25/09/16	103.267	103.267	103.695	0.602	104.297	97.959	103.267	103.823	2.45%	05.07.21	05.07.26	January-5 and July-5	Linked to CPI	Mishmeret Trust Company Ltd. Rami Sebty. 48 Menachem Begin Rd. Tel Aviv. Tel: 03-6374355.
K (4)(5)**	25/09/16 01/07/18* 10/12/18*	710.634	710.634	706.121	5.944	712.065	707.863	710.634	706.310	3.55%	05.07.21	05.07.26	January-5 and July-5	Not linked	Mishmeret Trust Company Ltd. Rami Sebty. 48 Menachem Begin Rd. Tel Aviv. Tel: 03-6374355.
L (4)(5)(7)(8)**	24/01/18 10/12/18* 12/05/20*	835.937	602.979	579.936	3.552	583.488	559.624	824.979	773.042	2.50%	05.01.23	05.01.28	January-5	Not linked	Strauss Lazar Trust Company (1992) Ltd. Ori Lazar. 17 Yizhak Sadeh St., Tel Aviv. Tel: 03- 6237777.
Total		3,403.472	2,781.802	2,699.574	19.745	2,719.319	2,727.462	3,003.802	2,897.335

Comments:

(1) For a summary of the terms of the Company's outstanding debentures see the Company's 2019 Annual Report under "Item 5. Operating and Financial Review and Prospects - B. Liquidity and Capital Resources - Debt Service - Public Debentures". In the reporting period, the Company fulfilled all terms of the debentures and Indentures. Debentures financial covenants - as of March 31, 2020 the net leverage *** was 1.99. In the reporting period, no cause for early repayment occurred. (2) Including interest accumulated in the books. (3) Semi annual payments other than regarding Series L. (4) Regarding the debentures, the Company undertook not to create any pledge on its assets, as long as debentures or loans are not fully repaid, subject to certain exclusions. (5) Regarding the debentures - the Company has the right for early redemption under certain terms. (6) In February 2015, pursuant to an exchange offer of the Company's Series H and I debentures for a portion of the Company's outstanding Series D and E debentures, respectively, the Company exchanged approximately NIS 555 million principal amount of Series D debentures with approximately NIS 844 million principal amount of Series H debentures, and approximately NIS 272 million principal amount of Series E debentures with approximately NIS 335 million principal amount of Series I debentures. Series D and E debentures were fully repaid in July 2017 and in January 2017, respectively. (7) In December 2019, the Company repurchased Series L Debentures for approximately NIS 10 million. (8) In May 2020, after the end of the reporting period, the Company issued NIS 222 million principal amount of Debentures series L.

(*) On these dates additional debentures of the series were issued, the information in the table refers to the full series. (**) As of March 31, 2020, debentures Series H, I, K and L are material, which represent 5% or more of the total liabilities of the Company, as presented in the financial statements. (***) Net Leverage - the ratio of Net Debt to Adjusted EBITDA, excluding one-time influences. Net Debt defined as credit and loans from banks and others, debentures and interest payable, net of cash and cash equivalents and current investments in tradable securities. The definition of net leverage refers to Adjusted EBITDA for a period of 12 consecutive months. Accordingly, the net leverage ratio above includes the effects of the new standard IFRS 16 (applied by the Company as of January 1, 2019) on the Adjusted EBITDA for the year ended in March 31, 2020. For details of the effects of IFRS 16 on the Company's results see footnote 2 on page 1 of this press release and note 2 F to the Company's financial statement for the period ended on December 31, 2019.

Cellcom Israel Ltd.

Disclosure for debenture holders as of March 31, 2020 (cont`d)

Debentures Rating Details*

Series	Rating Company	Rating as of 31.03.2020 (1)	Rating as of 20.05.2020	Rating assigned upon issuance of the Series	Recent date of rating as of 20.05.2020	Additional ratings between original issuance and the recent date of rating as of 20.05.2020 (2)
Rating
F	S&P Maalot	A	A	AA	05/2020	05/2012, 11/2012, 06/2013, 06/2014, 08/2014, 01/2015, 09/2015, 03/2016, 08/2016, 06/2017, 01/2018, 06/2018, 08/2018, 12/2018, 03/2019, 08/2019, 05/2020	AA,AA-,A+,A(2)
H	S&P Maalot	A	A	A+	05/2020	06/2014, 08/2014, 01/2015, 09/2015, 03/2016, 08/2016, 06/2017, 01/2018, 06/2018, 08/2018, 12/2018, 03/2019, 08/2019, 05/2020	A+,A(2)
I	S&P Maalot	A	A	A+	05/2020	06/2014, 08/2014, 01/2015, 09/2015, 03/2016, 08/2016, 06/2017, 01/2018, 06/2018, 08/2018, 12/2018, 03/2019, 08/2019, 05/2020	A+,A(2)
J	S&P Maalot	A	A	A+	05/2020	08/2016, 06/2017, 01/2018, 06/2018, 08/2018, 12/2018, 03/2019, 08/2019, 05/2020	A+,A(2)
K	S&P Maalot	A	A	A+	05/2020	08/2016, 06/2017, 01/2018, 06/2018, 08/2018, 12/2018, 03/2019, 08/2019, 05/2020	A+,A(2)
L	S&P Maalot	A	A	A+	05/2020	01/2018, 06/2018, 08/2018, 12/2018, 03/2019, 08/2019, 05/2020	A+,A(2)

(1)	In August 2019, S&P Maalot updated the Company's rating outlook from an "“ilA+/negative” to an “ilA-/negative”.

(2)
In May 2012, S&P Maalot updated the Company's rating from an "ilAA/negative" to an “ilAA-/negative”. In November 2012, S&P Maalot affirmed the Company's rating of “ilAA/negative”. In June 2013, S&P Maalot updated the Company's rating from an "ilAA-/negative" to an “ilA+/stable”. In June 2014, August 2014, January 2015, September 2015, March 2016, August 2016, June 2017, January 2018, June 2018, August 2018 and December 2018 S&P Maalot affirmed the Company's rating of “ilA+/stable”. In March 2019, S&P Maalot updated the Company's rating outlook from an "ilA+/stable" to an “ilA+/negative”. In August 2019, S&P Maalot updated the Company's rating outlook from an "ilA+/negative" to an “ilA/negative”. For details regarding the rating of the debentures see the S&P Maalot report dated May 10, 2020, included in the Company's current report filled in the Israeli Securities Authority website ("MAGNA") on May 10, 2020. In May 2020, S&P Maalot affirmed the Company's rating of “ilA/negative”.

* A securities rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to suspension, revision or withdrawal at any time, and each rating should be evaluated independently of any other rating.

Cellcom Israel Ltd.

Aggregation of the information regarding the Company's Material Loans (1), in million NIS

Loan	Provision Date	Principal Amount as of 31.03.2020	Interest Rate (nominal)	Principal Repayment Dates (annual payments)		Interest Repayment Dates (semi-annual payments)	Linkage
				From	To
Loan from financial institution (2)(3)(4)(5)(6)	06/2016	100	4.60%	30.06.18	30.06.21	Jun-30 and December-31, commencing December 31, 2016 through June 30, 2021	Not linked
Loan from financial institution (2)(3)(4)(5)(6)	06/2017	150	5.10%	30.06.19	30.06.22	June-30 and December-31, commencing December 31, 2017 through June 30, 2022	Not linked
Loan from bank (2)(3)(4)(5)(6)	03/2019	150	4.00%	31.03.21	31.03.24	March-31 and September 30, commencing September 30, 2019 through March 31, 2024	Not linked
Total		400

Comments:

(1) For a summary of the terms of the Company's loan agreements see the Company's 2019 Annual Report under "Item 5. Operating and Financial Review and Prospects - B. Liquidity and Capital Resources - Other Credit Facilities" and the reference therein to "- Debt Service - Public Debentures". (2) In the reporting period, the Company fulfilled all terms of the loan agreements. (3) Loan agreements financial covenants - as of March 31, 2020 the net leverage* was 1.99. (4) In the reporting period, no cause for early repayment occurred. (5) In the loan agreements, the Company undertook not to create any pledge on its assets, as long as the loans are not fully repaid, subject to certain exclusions. (6) According to the loan agreements the Company may prepay the loans, subject to a prepayment fee.

(*) Net Leverage - the ratio of Net Debt to Adjusted EBITDA, excluding one-time influences. Net Debt defined as credit and loans from banks and others, debentures and interest payable, net of cash and cash equivalents and current investments in tradable securities. The definition of net leverage refers to Adjusted EBITDA for a period of 12 consecutive months. Accordingly, the net leverage ratio above includes the effects of the new standard IFRS 16 (applied by the Company as of January 1, 2019) on the Adjusted EBITDA for the year ended in March 31, 2020. For details of the effects of IFRS 16 on the Company's results see footnote 2 on page 1 of this press release and note 2 F to the Company's financial statement for the period ended on December 31, 2019.

Cellcom Israel Ltd.

Summary of Financial Undertakings (according to repayment dates) as of March 31, 2020

a.
Debentures issued to the public by the Company and held by the public, excluding such debentures held by the Company's parent company, by a controlling shareholder, by companies controlled by them, or by companies controlled by the Company, based on the Company's "Solo" financial data (in thousand NIS).

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	114,154	80,394	-	-	-	80,749
Second year	167,522	218,668	-	-	-	72,047
Third year	167,522	308,585	-	-	-	60,231
Fourth year	167,522	308,585	-	-	-	46,168
Fifth year and on	208,365	1,033,806	-	-	-	62,714
Total	825,085	1,950,038	-	-	-	321,909

b.
Private debentures and other non-bank credit, excluding such debentures held by the Company's parent company, by a controlling shareholder, by companies controlled by them, or by companies controlled by the Company, based on the Company's "Solo" financial data (in thousand NIS).

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	-	100,000	-	-	-	9,812
Second year	-	100,000	-	-	-	4,955
Third year	-	50,000	-	-	-	1,264
Fourth year	-	-	-	-	-	-
Fifth year and on	-	-	-	-	-	-
Total	-	250,000	-	-	-	16,031

c.	Credit from banks in Israel based on the Company's "Solo" financial data (in thousand NIS).

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	-	37,500	-	-	-	5,991
Second year	-	37,500	-	-	-	4,500
Third year	-	37,500	-	-	-	3,000
Fourth year	-	37,500	-	-	-	1,502
Fifth year and on	-	-	-	-	-	-
Total	-	150,000	-	-	-	14,993

d.	Credit from banks abroad based on the Company's "Solo" financial data (in thousand NIS) - None.

Cellcom Israel Ltd.

Summary of Financial Undertakings (according to repayment dates) as of March 31, 2020 (cont`d)

e.	Total of sections a - d above, total credit from banks, non-bank credit and debentures based on the Company's "Solo" financial data (in thousand NIS).

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	114,154	217,894	-	-	-	96,553
Second year	167,522	356,168	-	-	-	81,502
Third year	167,522	396,085	-	-	-	64,496
Fourth year	167,522	346,085	-	-	-	47,670
Fifth year and on	208,365	1,033,806	-	-	-	62,714
Total	825,085	2,350,038	-	-	-	352,935

f.	Out of the balance sheet Credit exposure based on the Company's "Solo" financial data - None.
g.
Out of the balance sheet Credit exposure of all the Company's consolidated companies, excluding companies that are reporting corporations and excluding the Company's data presented in section f above (in thousand NIS) - None.

h.
Total balances of the credit from banks, non-bank credit and debentures of all the consolidated companies, excluding companies that are reporting corporations and excluding Company's data presented in sections a - d above (in thousand NIS) - None.

i.
Total balances of credit granted to the Company by the parent company or a controlling shareholder and balances of debentures offered by the Company held by the parent company or the controlling shareholder (in thousand NIS) - None.

j.
Total balances of credit granted to the Company by companies held by the parent company or the controlling shareholder, which are not controlled by the Company, and balances of debentures offered by the Company held by companies held by the parent company or the controlling shareholder, which are not controlled by the Company (in thousand NIS).

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	16	7	-	-	-	259
Second year	349	488	-	-	-	246
Third year	349	1,019	-	-	-	220
Fourth year	349	1,019	-	-	-	181
Fifth year and on	1,223	4,250	-	-	-	311
Total	2,286	6,783	-	-	-	1,217

k.	Total balances of credit granted to the Company by consolidated companies and balances of debentures offered by the Company held by the consolidated companies (in thousand NIS) - None.

Cellcom Israel Ltd. and Subsidiaries Condensed Consolidated Interim Financial Statements As at March 31, 2020 (Unaudited)

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Financial Statements as at March 31, 2020

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Financial position

			Convenience
			translation
			into US dollar
			(Note 2D)
	March 31,	March 31,	March 31,	December 31,
	2019	2020	2020	2019
	NIS millions		US$ millions	NIS millions
	(Unaudited)		(Unaudited)	(Audited)

Assets
Cash and cash equivalents	1,031	807	226	1,006
Current investments, including derivatives	410	431	121	473
Trade receivables	1,176	1,109	311	1,142
Current tax assets	10	4	1	3
Other receivables	74	70	20	69
Inventory	85	72	20	66

Total current assets	2,786	2,493	699	2,759

Trade and other receivables	853	747	210	782
Property, plant and equipment, net	1,647	1,391	390	1,432
Intangible assets and others, net	1,305	1,287	361	1,294
Investments in equity accounted investees	-	151	42	150
Right-of-use assets, net and Investment property	771	697	196	745

Total non- current assets	4,576	4,273	1,199	4,403

Total assets	7,362	6,766	1,898	7,162

Liabilities
Current maturities of debentures and of loans from financial institutions	618	323	91	509
Current tax liabilities	-	6	2	6
Current maturities of lease liabilities	217	213	60	226
Trade payables and accrued expenses	744	625	175	687
Provisions	108	96	27	99
Other payables, including derivatives	228	272	76	299

Total current liabilities	1,915	1,535	431	1,826

Long-term loans from financial institutions	400	263	73	300
Debentures	2,692	2,513	705	2,511
Long-term lease liabilities	560	494	139	533
Provisions	20	22	6	22
Other long-term liabilities	5	3	1	4
Liability for employee rights upon retirement, net	14	19	5	19
Deferred tax liabilities	95	50	14	60

Total non- current liabilities	3,786	3,364	943	3,449

Total liabilities	5,701	4,899	1,374	5,275

Equity attributable to owners of the Company
Share capital	1	2	1	2
Share premium	325	643	180	623
Receipts on account of share options	10	21	5	24
Capital reserves	-	2	1	-
Retained earnings	1,323	1,197	336	1,236

Non-controlling interest	2	2	1	2

Total equity	1,661	1,867	524	1,887

Total liabilities and equity	7,362	6,766	1,898	7,162

Date of approval of the condensed consolidated financial statements: May 20, 2020.
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Income

				Convenience
				translation
				into US dollar
				(Note 2D)
	Three-month period ended March 31,			Three- month period ended March 31,	Year ended December 31,
	2019		2020	2020	2019
	NIS millions			US$ millions	NIS millions
	(Unaudited)			(Unaudited)	(Audited)

Revenues	928		892	250	3,708
Cost of revenues	(695)		(644)	(181)	(2,725)

Gross profit	233		248	69	983

Selling and marketing expenses	(158)		(145)	(41)	(610)
General and administrative expenses	(67	) *	(79)	(22)	(300	) *
Credit losses	(4	) *	(11)	(3)	(29	) *
Other income, net	5		5	1	(20)

Operating profit	9		18	4	24

Financing income	18		9	3	49
Financing expenses	(45)		(73)	(20)	(193)
Financing expenses, net	(27)		(64)	(17)	(144)

Share in losses of equity accounted investees	-		(5)	(1)	(10)

Loss before taxes on income	(18)		(51)	(14)	(130)

Tax benefit	2		8	2	23
Loss for the period	(16)		(43)	(12)	(107)
Attributable to:
Owners of the Company	(16)		(43)	(12)	(107)
Non-controlling interests	-		-	-	-
Loss for the period	(16)		(43)	(12)	(107)

Loss per share
Basic loss per share (in NIS)	(0.14)		(0.29)	(0.08)	(0.90)

Diluted loss per share (in NIS)	(0.14)		(0.29)	(0.08)	(0.90)

Weighted-average number of shares used in the calculation of basic loss per share (in shares)	116,196,729		148,058,844	148,058,844	118,376,455

Weighted-average number of shares used in the calculation of diluted loss per share (in shares)	116,196,729		148,058,844	148,058,844	118,376,455

* Reclassified

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Comprehensive Income

			Convenience
			translation
			into US dollar
	Three- month period ended March 31,		(Note 2D)
			Three- month period ended March 31,	Year ended December 31,
	2019	2020	2020	2019
	NIS millions		US$ millions	NIS millions
	(Unaudited)		(Unaudited)	(Audited)

Loss for the period	(16)	(43)	(12)	(107)
Other comprehensive income items that after initial recognition in comprehensive income were or will be transferred to profit or loss
Changes in fair value of cash flow hedges,net	-	2	1	-
Total other comprehensive income for the period that after initial recognition in comprehensive income was or will be transferred to profit or loss, net of tax	-	2	1	-
Other comprehensive income items that will not be transferred to profit or loss
Re-measurement of defined benefit plan, net of tax	-	-	-	(4)
Total other comprehensive loss for the period that will not be transferred to profit or loss, net of tax	-	-	-	(4)
Total other comprehensive loss for the period, net of tax	-	2	1	(4)
Total comprehensive loss for the period	(16)	(41)	(11)	(111)
Total comprehensive loss attributable to:
Owners of the Company	(16)	(41)	(11)	(111)
Non-controlling interests	-	-	-	-
Total comprehensive loss for the period	(16)	(41)	(11)	(111)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity

	Attributable to owners of the Company						Non-controlling interests	Total equity	Convenience translation into US dollar (Note 2D)
	Share capital	Share premium	Receipts on account of share options	Capital reserves	Retained earnings	Total
	NIS millions								US$ millions
For the three-month period ended March 31, 2020 (Unaudited)

Balance as of January 1, 2020
(Audited)	2	623	24	-	1,236	1,885	2	1,887	529
Comprehensive income (loss) for the period
Loss for the period	-	-	-	-	(43)	(43)	-	(43)	(12)
Other comprehensive income for the period, net of tax	-	-	-	2	-	2	-	2	1

Exercise of share options	-	20	(3)	-	-	17	-	17	5
Share based payments	-	-	-	-	4	4	-	4	1
Balance as of March 31, 2020	2	643	21	2	1,197	1,865	2	1,867	524
(Unaudited)

	Attributable to owners of the Company					Non-controlling interests	Total equity
	Share capital	Share premium	Receipts on account of share options	Retained earnings	Total
For the three-month period ended March 31, 2019 (Unaudited)	NIS millions

Balance as of January 1, 2019
(Audited)	1	325	10	1,339	1,675	2	1,677
Comprehensive loss for the period, net of tax	-	-	-	(16)	(16)	-	(16)
Balance as of March 31, 2019	1	325	10	1,323	1,659	2	1,661
(Unaudited)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity (cont'd)

	Attributable to owners of the Company					Non-controlling interests	Total equity
	Share capital	Share premium	Receipts on account of share options	Retained earnings	Total
	NIS millions
For the year ended December 31, 2019 (Audited)
Balance as of January 1, 2019	1	325	10	1,339	1,675	2	1,677
Comprehensive loss for the year
Loss for the year	-	-	-	(107)	(107)	-	(107)
Other comprehensive loss for the year, net of tax	-	-	-	(4)	(4)	-	(4)
Transactions with owners, recognized directly in equity
Share based payments	-	-	-	8	8	-	8
Equity offering	1	283	25	-	309	-	309
Expiration of share options		10	(10)
Exercise of share options	-	5	(1)	-	4	-	4

Balance as of December 31, 2019	2	623	24	1,236	1,885	2	1,887

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Cash Flows

			Convenience
			translation
			into US dollar
			(Note 2D)
	Three-month period ended March 31,		Three- month period ended March 31,	Year ended December 31,

	2019	2020	2020	2019
	NIS millions		US$ millions	NIS millions
	(Unaudited)		(Unaudited)	(Audited)

Cash flows from operating activities
Loss for the period	(16)	(43)	(12)	(107)
Adjustments for:
Depreciation and amortization	214	220	62	898
Share based payments	-	4	1	8
Gain on sale of property, plant and equipment, intangible assets and others	-	-	-	(8)
Net change in fair value of investment property	-	2	1	6
Tax benefit	(2)	(8)	(2)	(23)
Financing expenses, net	27	64	17	144
Other expenses	-	-	-	3
Share in losses of equity accounted investees	-	5	1	10

Changes in operating assets and liabilities:
Change in inventory	9	(6)	(2)	28
Change in trade receivables (including long-term amounts)	(16)	72	20	80
Change in other receivables (including long-term amounts)	13	(7)	(2)	13
Change in trade payables, accrued expenses and provisions	83	(47)	(13)	(27)
Change in other liabilities (including long-term amounts)	(5)	(2)	-	23
Payments for derivative hedging contracts, net	(1)	(12)	(3)	(10)
Income tax paid	(3)	(2)	(1)	(12)
Income tax received	-	-	-	10
Net cash from operating activities	303	240	67	1,036

Cash flows from investing activities
Acquisition of property, plant, and equipment	(127)	(66)	(19)	(324)
Additions to intangible assets and others	(57)	(52)	(14)	(233)
Acquisition of equity accounted investee	-	-	-	(16)
Change in current investments, net	2	9	3	(49)
Recepits from other derivative contracts, net	1	10	3	9
Proceeds from sale of property, plant and equipment and intangible assets and others	-	-	-	181
Grant of long-term loans to equity accounted investees	-	(3)	(1)	(141)
Interest received	4	1	-	13
Net cash used in investing activities	(177)	(101)	(28)	(560)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Cash Flows (cont'd)

			Convenience
			translation
			into US dollar
			(Note 2D)
	Three-month period ended March 31,		Three- month period ended March 31,	Year ended December 31,

	2019	2020	2020	2019
	NIS millions		US$ millions	NIS millions
	(Unaudited)		(Unaudited)	(Audited)

Cash flows from financing activities
Payments for derivative contracts, net	-	(1)	-	(2)
Receipt of long-term loans from financial institutions	150	-	-	150
Payments for long-term loans from financial institutions	-	-	-	(212)
Repayment of debentures	(308)	(223)	(63)	(504)
Repurchase of own debentures	-	-	-	(10)
Interest paid	(70)*	(63)	(18)	(151)
Equity offering	-	-	-	309
Proceeds from exercise of share options	-	17	5	4
Payment of principal of lease liabilities	(69)*	(68)	(19)	(256)

Net cash from (used in) financing activities	(297)	(338)	(95)	(672)

Changes in cash and cash equivalents	(171)	(199)	(56)	(196)

Cash and cash equivalents as at the beginning of the period	1,202	1,006	282	1,202

Cash and cash equivalents as at the end of the period	1,031	807	226	1,006

* Reclassified

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 1 - Reporting Entity

Cellcom Israel Ltd. ("the Company") is a company incorporated and domiciled in Israel and its official address is 10 Hagavish Street, Netanya 4250708, Israel. The condensed consolidated interim statements of the Group as at March 31, 2020 comprise the Company and its subsidiaries (together referred to as the "Group") and the Group’s holdings in included entities. The Group operates and maintains a cellular mobile telephone system in Israel and provides cellular telecommunications services, landline telephony services, internet services, international calls services, television over the internet services and transmission services. The Company is controlled by Koor Industries Ltd. (directly and through agreements with other shareholders of the Company), a wholly owned subsidiary of Discount Investment Corporation Ltd. ("DIC"), which is controlled by companies controlled by Mr. Eduardo Elsztain. The Company's shares are traded on the Tel Aviv Stock Exchange (TASE) and on the New York Stock Exchange (NYSE).

Note 2 - Basis of Preparation

A.	Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with     IAS 34, Interim Financial Reporting and do not include all of the information required for full annual financial statements. They should be read in conjunction with the financial statements as at and for the year ended December 31, 2019 (hereinafter - “the annual financial statements”).

These condensed consolidated interim financial statements were authorized for issue by the Company’s Board of Directors on May 20, 2020.

B.	Functional and presentation currency

These condensed consolidated financial statements are presented in New Israeli Shekels ("NIS"), which is the Group's functional currency, and are rounded to the nearest million. NIS is the currency that represents the primary economic environment in which the Group operates.

C.	Basis of measurement

These condensed consolidated financial statements have been prepared on the basis of historical cost except for the following assets and liabilities: current investments and derivative financial instruments that are measured at fair value through profit or loss, Investment property is measured at fair value.  deferred tax assets and liabilities, assets and liabilities in respect of employee benefits and provisions.

D.	Convenience translation into U.S. dollars (“dollars” or “$”)

For the convenience of the reader, the reported NIS figures as of and for the three month period ended March 31, 2020, have been presented in dollars, translated at the representative rate of exchange as of March 31, 2020 (NIS 3.565 = US$ 1.00). The dollar amounts presented in these financial statements should not be construed as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

E.	Use of estimates and judgments

The estimates and underlying assumptions that were applied in the preparation of these interim financial statements are consistent with those applied in the preparation of the annual financial statements.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 2 - Basis of Preparation (cont'd)

F.	Exchange rates and known Consumer Price Indexes are as follows:

	Exchange rates of US$	Consumer Price Index (points)*

As of March 31, 2020	3.565	223.56
As of March 31, 2019	3.632	223.34
As of December 31, 2019	3.456	224.67

Increase (decrease) during the period:

Three months ended March 31, 2020	3.15%	(0.50)%
Three months ended March 31, 2019	(3.09)%	(0.29)%
Year ended December 31, 2019	(7.79)%	0.30%

*According to 1993 base index.

Note 3 - Significant Accounting Policies

Except as described below, the accounting policies of the Group in these condensed consolidated interim financial statements are the same as those applied in the annual financial statements.

Below is a description of the essence of the change made in the accounting policies used in the condensed consolidated interim financial statement and its effect:

Derivative financial instruments, including hedge accounting

The Group holds both derivative financial instruments to hedge its foreign currency and interest rate risk exposures and derivatives that do not serve hedging purposes.

The Group designates certain derivatives as hedging instruments in order to hedge changes in cash flows that relate to highly probable forecasted transactions and which derive from changes in foreign currency exchange rates and changes in the linkage component and flow in respect of CPI-linked loans and changes in the flow and interest on variable-rate loans.

At the inception of the hedging relationship the Group documents its risk management objective and its hedging strategy. The Group also documents the economic relationship between the hedged item and the hedging instrument, including whether the changes in cash flows of the hedged item and the hedging instrument are expected to offset each other.

Measurement of derivative financial instruments

Derivatives are recognized initially at fair value; attributable transaction costs are recognized in profit or loss as incurred. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 3 - Significant Accounting Policies (cont'd)

Derivative financial instruments, including hedge accounting (cont'd)

Fair value hedges
Changes in the fair value of a derivative financial instrument designated as a fair value hedge are recognized in profit or loss. Furthermore, changes in the fair value of the hedged item, with respect to the hedged risks, are also recognized in profit or loss with a corresponding adjustment to the carrying amount of the hedged item.

Cash flow hedges
When a derivative instrument is designated as a cash flow hedge, the effective portion of the changes in fair value of the derivative is recognized in other comprehensive income, directly within a hedging reserve. The effective portion of changes in fair value of a derivative, recognized in other comprehensive income, is limited to the cumulative change in fair value of the hedged item (based on present value), from inception of the hedge. The change in fair value in respect of the ineffective portion is recognized immediately in profit or loss.

The Group designates only the change in fair value of the spot element of the forward exchange contract (‘spot element’) as the hedging instrument in cash flow hedging relationships. The change in fair value of the future price element of forward exchange contracts (‘forward element’) is not included as part of the hedging relationships and is accounted for as a cost of hedging, with the change being recognized as a cost of hedging reserve.

If the result of a forecasted transaction is recognition of a non-financial asset (for example inventory), the amounts that were accumulated in the hedging reserve and the cost of hedging reserve are included in the initial cost of the non-financial item upon its recognition. For all other hedged forecasted transactions, the amounts accumulated in the hedging reserve and cost of hedging reserve are reclassified to profit or loss in the same period, or periods, in which the hedged forecasted future cash flows affect profit or loss.

If the hedge no longer qualifies as an accounting hedge, or the hedging instrument is sold, expires, is terminated or exercised, hedge accounting is discontinued on a prospective basis. When hedge accounting is discontinued, the amounts accumulated in the past in the hedging reserve and cost of hedging reserve remain in the reserve, until such time as they are included in the initial cost of the non-financial item (for hedged transactions whose result is a non-financial item), or until such time as they are reclassified to profit or loss in the period, or periods, in which the hedged forecasted future cash flows affect profit or loss (for other cash flows hedges).

If the hedged future cash flows are no longer expected to occur, the amounts accumulated in the past in the hedging reserve and cost of hedging reserve are immediately reclassified to profit or loss.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 4 - Operating Segments

The Group operates in two reportable segments, as described below, which are the Group's strategic business units. The strategic business unit's allocation of resources and evaluation of performance are managed separately. The operating segments were determined based on internal management reports reviewed by the Group's chief operating decision maker (CODM). The CODM does not examine the balance of assets or liabilities for those segments and therefore, they are not presented.

—	Cellular segment - the segment includes the cellular communications services, cellular equipment and supplemental services.

—	Fixed-line segment - the segment includes landline telephony services, internet services, television services, transmission services, landline equipment and supplemental services.

The accounting policies of the reportable segments are the same as described in the annual financial statements in Note 3, regarding Significant Accounting Policies.

	Three-month period ended March 31, 2020
	NIS millions
	(Unudited)
	Cellular	Fixed-line	Reconciliation for consolidation	Consolidated	Reconciliation of subtotal Adjusted segment EBITDA to loss for the period

External revenues	548	344	-	892
Inter-segment revenues	4	37	(41)	-
Adjusted segment EBITDA *	131	113			244

Depreciation and amortization					(220)
Tax benefit					8
Financing income					9
Financing expenses					(73)
Other expenses					(2)
Share based payments					(4)
Share in losses of equity accounted investees					(5)
Loss for the period					(43)

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 4 - Operating Segments (cont'd)

	Three-month period ended March 31, 2019
	NIS millions
	(Unudited)
	Cellular	Fixed-line	Reconciliation for consolidation	Consolidated	Reconciliation of subtotal Adjusted segment EBITDA to loss for the period

External revenues	558	370	-	928
Inter-segment revenues	4	39	(43)	-
Adjusted segment EBITDA *	146	78			224

Depreciation and amortization					(214)
Tax benefit					2
Financing income					18
Financing expenses					(45)
Other expenses					(1)

Loss for the period					(16)

	Year ended December 31, 2019
	NIS millions
	(Audited)
	Cellular	Fixed-line	Reconciliation for consolidation	Consolidated	Reconciliation of subtotal Adjusted segment EBITDA to loss for the year

External revenues	2,326	1,382	-	3,708
Inter-segment revenues	14	147	(161)	-

Adjusted segment EBITDA *	627	313			940

Depreciation and amortization					(898)
Tax benefit					23
Financing income					49
Financing expenses					(193)
Other expenses					(10)
Share based payments					(8)
Share in losses of equity accounted investees					(10)

Loss for the year					(107)

*
Adjusted segment EBITDA as reviewed by the Group's CODM, represents earnings before interest (financing expenses, net), taxes, other income (expenses) (except for expenses in respect of voluntary retirement plans for employees, and gain (loss) due to sale of subsidiaries), depreciation and amortization, profits (losses) of equity account investees and share based payments, as a measure of operating profit. Adjusted Segment EBITDA is not a financial measure under IFRS and may not be comparable to other similarly titled measures for other companies.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 5 - Issuance securities

In May 2020, after the end of the reporting period, the Company issued in an offering to the public:

•	NIS 222,000,000 principle amount of Debentures series L
•	2,220,000 Series 4 Options. Each series 4 option entitles the holder thereof to purchase one share at an exercise price of NIS 9.6, until September 30, 2020

The offering was made under the Company's 2017 shelf prospectus and the securities were registered for trading on the Tel Aviv Stock Exchange.

The immediate total net consideration received by the Company from the offering was approximately NIS 200 million.

Note 6 - Financial Instruments

Fair value

(1)	Financial instruments measured at fair value for disclosure purposes only

The book value of certain financial assets and liabilities, including cash and cash equivalents, trade and other receivables, current investments, including derivatives, trade and other payables, including derivatives and other long-term liabilities, are equal or approximate to their fair value.

The fair values of the remaining financial liabilities and their book values as presented in the consolidated statements of financial position are as follows:

	March 31,				December 31,
	2019		2020		2019
	Book value	Fair value	Book value	Fair value	Book value	Fair value*
	NIS millions		NIS millions		NIS millions
Debentures including current maturities and accrued interest	(3,122)	(3,150)	(2,719)	(2,727)	(2,973)	(2,954)
Long-term loans from financial institutions including current maturities and accrued interest	(618)	(626)	(403)	(407)	(401)	(406)

* The fair value as of December 31, 2019, includes principal and interest in a total sum of approximately       NIS 278 million, paid in January 2020.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 6 - Financial Instruments (cont'd)

(2)	Fair value hierarchy of financial instruments measured at fair value

The table below analyses financial instruments carried at fair value, using a valuation method in accordance with the fair value hierarchy level. The different levels have been defined as follows:

Level 1: quoted prices (unadjusted) in active markets for identical instruments.
Level 2: inputs other than quoted prices included within Level 1 that are observable, either directly or indirectly.
Level 3: inputs that are not based on observable market data (unobservable inputs).

	March 31, 2020
	Level 1	Level 2	Level 3	Total
	NIS millions
Financial assets at fair value through profit or loss
Current investments in debt securities, shares and deposits	424	-	-	424
Derivatives	-	7	-	7
Total assets	424	7	-	431
Financial liabilities at fair value
Derivatives	-	(4)	-	(4)
Total liabilities	-	(4)	-	(4)

	March 31, 2019
	Level 1	Level 2	Level 3	Total
	NIS millions
Financial assets at fair value through profit or loss
Current investments in debt securities and shares	407	-	-	407
Derivatives	-	3	-	3
Total assets	407	3	-	410
Financial liabilities at fair value
Derivatives	-	(1)	-	(1)
Total liabilities	-	(1)	-	(1)

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 6 - Financial Instruments (cont'd)

(2)	Fair value hierarchy of financial instruments measured at fair value (cont'd)

	December 31, 2019
	Level 1	Level 2	Level 3	Total
	NIS millions
Financial assets at fair value through profit or loss
Current investments in debt securities, shares and deposits	472	-	-	472
Derivatives	-	1	-	1
Total assets	472	1	-	473
Financial liabilities at fair value
Derivatives	-	(5)	-	(5)
Total liabilities	-	(5)	-	(5)

During the reporting period, there have been no transfers between Levels 1 and 2.

(3)	Valuation methods to determine fair value

Foreign currency options - fair value is measured based on the Black-Scholes formula.

Forward contracts - fair value is measured on the basis of discounting the difference between the forward price in the contract and the current forward price for the residual period until redemption using market interest rates appropriate for similar instruments, including the adjustments required for the parties’ credit risks.

Note 7 - Revenues

Composition

	Three months ended March 31,		Year ended December 31,
	2019	2020	2019
	(Unaudited)		(Audited)
	NIS millions

Revenues from equipment	250	210	932

Revenues from services:
Cellular services	372	365	1,541
Land-line communications services	277	290	1,111
Other services	29	27	124
Total revenues from services	678	682	2,776
Total revenues	928	892	3,708

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 8 - Share-Based Payments

In January 2020, the Company's Board of Directors decided to grant options to MR. Avi Gabai the CEO of the Company, and the Board of Directors decision was approved by the shareholders' meeting in March 2020.

The options granted will be vested in five portions after one, two, three, four and five years from the date of grant. The options are exercisable within 36 months from the date of maturity of each portion. For additional details, see Note 22 for the Annual Financial Statements.

Note 9 - Impairment testing for cash-generating unit containing goodwill

As of December 31, 2019, the Company performed a quantitative assessment for goodwill impairment for each of its cash generating units.

The recoverable amount of each of the Company's cash-generating units was evaluated by the company with the assistance of an external appraiser using the Value In Use model which was calculated using discounted cash flows method based on a projected five-year cash flows. The five-year projected cash flows were estimated in light of the long-term growth rate. The Company used a relevant discount rate, which reflected the specific risks associated with the future cash flows of its cash-generating units.

Actual results may differ from those assumed in the Company's valuation method. It is reasonably possible that the Company's assumptions described above could change in future periods. If any of these were to vary materially from the Company's plans, it may record impairment of goodwill in the future.

As of December 31, 2019, the recoverable amount of the Cellular segment and Fixed-line segment exceeded their carrying amount by approximately NIS 191 million and NIS 829 million, and therefore, no goodwill was determined to be impaired.

At the end of the first quarter of 2020, the Company examined if there are internal or external indicators of impairment, including the financial impact of the Corona virus on the Company's projected cash flows, and concluded that no impairment was required as of the balance sheet date.

Determining the fair value of cash generating units requires significant judgment, including judgments about the appropriate discount rates, terminal growth rates, weighted average costs of capital and the amount and timing of projected future cash flows. The Company will continue to monitor the fair value of its cash generating units to determine whether events and changes in circumstances such as deterioration in the business climate or operating results, continuous decline in the share price, changes in management’s business strategy or downward adjustments to the Company’ cash flows projections, warrant further impairment testing in future periods.

Note 10 – Capital

In March 2020, the Israeli District Court granted the Company's motion and extended the exercise period of the Company's Series 3 options until June 30, 2020.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 11 - Contingent Liabilities

In the ordinary course of business, the Group is involved in various lawsuits against it. The costs that may result from these lawsuits are only accrued for when it is more likely than not that a liability, resulting from past events, will be incurred and the amount of that liability can be quantified or estimated within a reasonable range. The amount of the provisions recorded is based on a case-by-case assessment of the risk level, while events that occur in the course of the litigation may require a reassessment of this risk and, consequently, a revision of the amount of the provision. The Group’s assessment of risk is based both on the advice of its legal counsels and on the Group's estimate of the probable settlements amounts that are expected to be incurred, if such settlements will be agreed by both parties. The provision recorded in the condensed consolidated interim financial statements as of March 31, 2020 in respect of all lawsuits against the Group amounts to approximately NIS 55 million. There can be no guarantee that the actual costs of the lawsuits will not be more than the provision.

Described hereunder are details regarding new purported class actions which have been added during the reporting period or updates on lawsuits which were included in the annual financial statements. The amounts presented below are calculated based on the claims amounts as of the date of their submission to the Group and refer to the sum estimated by the plaintiffs, if the lawsuit is certified as a class action.

Consumer claims

In the ordinary course of business, lawsuits have been filed against the Group by its customers. These are mostly requests for approval of class action lawsuits, particularly concerning allegations of illegal collection of funds, unlawful conduct or breach of license, or a breach of agreements with customers, causing monetary and non-monetary damage to them. During the reporting period, three purported class actions (which were reported as dismissed in Note 32 to the annual financial statements): two purported class actions were filed against the Group in a total amount estimated by the plaintiffs to be approximately NIS 47 million and a purported class action against the Group in which the amount claimed has not been quantified. In addition, during the reporting period, an appeal was filed challenging the dismissal of a purported class action against the Group for approximately NIS 150 million and an appeal was filed on purported class action against the Group and other defendants together, in which the amount claimed has not been quantified.

During the end of the reporting period, two purported actions were concluded (which were reported as dismissed in Note 32 to the annual financial statements): a purported class actions against the Group in a total amount estimated by the plaintiffs to be approximately NIS 11 million, a purported class action against the Group and other defendants, in which the amount claimed has not been quantified were concluded. In addition, a settlement agreement was approved by the court in a purported class action against the Group in a total amount estimated by the plaintiffs to be approximately of NIS 15 billion.

After the end of reporting period, three purported class actions have been filed: two purported class actions against the Group and other defendants, in which the amount claimed has not been quantified and a purported class actions against the Group in a total amount estimated by the plaintiffs to be approximately NIS 81 million. At this early stage, it is not possible to assess their chances of success.

After the end of the reporting period, two purported class actions were concluded: a purported class action against the Group and other defendants, in which the amount claimed has not been quantified was concluded and a purported class action against the Group and other defendants in the amount estimated by the plaintiffs to be approximately NIS 20 million.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 11 - Contingent Liabilities (cont'd)

Consumer claims (cont'd)

Described hereunder are purported class actions against the Group, in which the amount claimed was NIS 1 billion or more:

In March 2015, a purported class action in a total amount estimated by the plaintiffs to be approximately NIS 15 billion, if the lawsuit is certified as a class action, was filed against the Company, by plaintiffs alleging to be subscribers of the Company, in connection with allegations that the Company unlawfully violated the privacy of its subscribers. In February 2017, a settlement agreement was filed with the court and in March 2020, the settlement agreement was approved by the court. The settlement agreement doesn't have a material effect on the financial statements.

Note 12 - Regulation and Legislation

In February 2020, the MOC announced the retrospective reduction of Bezeq's wholesale services tariffs which resulted in a reduction of one-time expense in amount of NIS 28 million for surplus sums that the Company had previously paid.

Note 13 - Material event in the reporting period

Update on the Corona virus measures and possible implication

As previously reported in the annual financial statements, due to the Corona virus, there has been substantial decrease in international travel, which had an adverse effect on the Company's roaming services (inbound and outbound) and if continues for a long duration, will result in a material adverse effect on our roaming revenues and results of operations.

In addition, the Israeli government published various regulatory requirements for Corona virus containment in Israel, including, the prohibition on public gathering and any unnecessary outing from one's home, including the closure of malls and other non-essential leisure establishments and substantial reduction of presence in the workplace. Following such instructions, the Company closed its points of sale and walk in centers for a certain period, which caused an adverse effect on end-user equipment sales. The Company took measures in order to mitigate such adverse effects, by reducing its expenses and investments during the Corona virus pandemic, including by reducing its sales operations and by sending a large number of employees on unpaid leave.

The Company's results for the first quarter of 2020 reflect the negative effects of the Corona virus pandemic on the Company's roaming services and end-user equipment sales, and in addition, the Company's investment portfolio recorded a loss of NIS 37 million as a result of declines in the securities market.

The company examined the effect of the crisis on the existing balances in the Company's balance sheet, including current assets, inventory, fixed assets and impact on changes in lease agreements and did not make any material adjustments due to the crisis. In addition, management's estimates were examined, including an estimate of customers' credit losses, and adjustments were made, as much as necessary, in immaterial amounts.

The Company examined the sources of financing and liquidity and estimates that it has financial strength to cope with the crisis, and this among others, given the diversity of its areas of activity and the volume of liquidity balances.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 13 - Material event in the reporting period (cont'd)

Update on the Corona virus measures and possible implication (cont'd)

However, since this event is not under the Company's control and due to the nature of the crisis characterized by uncertainty, among other things, as to the time the epidemic ends, as of the date of approval of the financial statements, there is no certainty as to the extent of the impact on the economy in light of the continuing development of the crisis as a result the Corona virus expansion, including, among other things, the markets situation, the economic situation in Israel and worldwide, the extent of unemployment, the extent of private consumption, the fear of a local or global recession develops, or another outbreak of the virus. Such transverse effects, if occur, in whole or in a part, could adversely affect the Company's business and its results including materially so, and the Company is unable to assess whether such impact will occur and to what extent.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.
Date:	May 21, 2020	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	VP Legal and Corporate Secretary